FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

26 August 2008

File no. 0-17630

                 Interim Results

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Interim Results

2008 INTERIM RESULTS

Six months ended 30th June 2008

	2008	20 07	% change
	e uro m	euro m
Revenue	9,704	9,698	-
EBITDA*	1,104	1,141	-3%
Operating profit*	712	771	-8%
Profit on disposal of fixed assets	24	22	+9%
Profit before tax	606	670	-10%
	euro cent	euro cent
Earnings per share	85.5	92.8	-8%
Cash earnings per share	158.2	160.9	-2%
Dividend	20.5	20.0	+2.5%
* EBITDA and operating profit are stated before profit on disposal of fixed assets.

  In line with the guidance set out in our Interim Trading Statement in early July, profit before tax for the six months to 30th June decreased by 10% to euro 606 million while earnings per share fell by 8% to 85.5 cent. In constant currency terms profit before tax declined by 7% and earnings per share by 5%.

  Operating profit in Europe advanced by euro 20 million to euro 515 million, an increase of 4% with a strong 20% advance in Materials operating profit being partly offset by operating profit declines of 12% in Products and 3% in Distribution.

  Americas operating profit at euro 197 million was euro 79 million or 29% lower than first-half 2007. In US$ terms operating profit fell 18%; seasonally less significant first-half Materials operating profit fell by 47% impacted by poor weather, while Products was down 12% with Distribution 10% higher.

  As in prior years, the interim taxation rate of 23% (2007: 24.5%) is an estimate based on the current expected full year taxation rate.

  EBITDA/net interest cover remains high at 9 times for the twelve months to June 2008, well above the Group's comfort range of 6 to 6.5 times.

  The interim dividend is 20.5c, an increase of 2.5%.

  First-half expenditure on acquisitions and investments totalled euro 0.7 billion including the purchase of a 45% stake in Indian cement manufacturer My Home Industries and 100% of UK construction accessories producer Ancon together with 35 other acquisitions across the Group's operations.

Liam O’Mahony, Chief Executive, said today:

“Following 15 years of consecutive growth and a record performance in 2007, more difficult trading conditions and a weaker US$ will, as previously indicated, result in a lower outcome for 2008. The percentage decline in full year profit before tax is expected to be broadly similar to that reported for the first six months, with a lesser reduction in earnings per share due to the ongoing share buyback and an expected lower percentage tax charge. Against this background, CRH’s geographic, sectoral and product balance, combined with significant cost and commercial initiatives, underpin s performance and cash flow."

Announced Tuesday, 26th August 200 8

This Results Announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O’Mahony                       Chief Executive
Myles Lee                                Finance Director and Chief Executive Designate
Éimear O’Flynn                        Head of Investor Relations
Maeve Carton                          Group Controller

INTERIM MANAGEMENT REPORT

HIGHLIGHTS

Profit before tax for the six months to 30th June at euro 606 million declined by euro 64 million (-10%) compared with the reported 2007 profit of euro 670 million. This outcome is after an adverse translation impact of euro 21 million principally attributable to a weaker average 2008 US$/euro exchange rate of 1.5304 (H1 2007: 1.3291).

The results include the proportionate consolidation of joint ventures in the Group’s income statement, cash flow statement and balance sheet while the Group’s share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.

•	Sales revenue: euro 9,704 million, unchanged

•	EBITDA*: euro 1,104 million, down 3%

•	Operating profit*: euro 712 million, down 8%

•	Profit on disposal of fixed assets: euro 24 million, up 9%

•	Profit before tax: euro 606 million, down 10%

•	Basic earnings per share: 85.5c, down 8%

•	Cash earnings per share: 158.2c, down 2%

•	Dividend per share: 20.5c, an increase of 2.5%

*      EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit do not include any profit on disposal of fixed assets

Note 3 on page 15 analyses the key components of first- half 2008 performance.

DIVIDEND

In March 2007, the Board announced a phased reduction in dividend cover from a level of 4.8 times in 2005 to a targeted 3.5 times for 2008. As a result dividend cover was progressively reduced for 2006 and 2007 contributing to significant dividend increases in both years and to 24 consecutive years of dividend growth. Based on the current full year trading outlook, the Board has decided to pay an interim dividend of 20.5c per share (subject to dividend withholding tax (currently 20%), where applicable), an increase of 2.5% on the 2007 interim dividend of 20.0c. This dividend will be paid on 31st October 2008 to shareholders registered at the close of business on 5th September 2008.

DEVELOPMENT

First- half acquisition and investment expenditure amounted to approximately euro 0.7 billion. This included the purchase of a 45% stake in Indian cement manufacturer My Home Industries and 100% of UK construction accessories producer Ancon together with 35 other acquisitions across the Group’s operations.

Work continued on the previously announced major cement projects in Ireland, Poland and Ukraine as well as on construction of our joint venture cement plant in Florida with total expenditure on these projects amounting to euro 130 million in the first half of the year (2007: euro 31 million). These four projects represent a total investment over three years of approximately euro 0.7 billion targeted at modernising and expanding cement production in three key European markets and providing CRH’s first investment in US cement.

With a challenging trading backdrop for many of our businesses, we are strongly focussed on operational delivery and are adjusting maintenance capital expenditure levels due to a reduced demand environment. On the development front we are focussed only on projects and opportunities that offer compelling value and exceptional strategic fit.

SEGMENT REVIEW

EUROPE – MATERIALS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,810	1,686	+124	-30	+153	+6	-5
% change			+7%	-2%	+9%	-	-
Operating profit*	267	222	+45	+25	+16	-	+4
% change			+20%	+11%	+7%	-	+2%
Margin	14.8%	13.2%
*Operating profit is before profit on disposal of fixed assets

Europe Materials has had a positive first half with continuing advances in Poland and Ukraine, together with recovery in Portugal, more than compensating for declines in the Irish and Spanish markets. Overall, first half operating profit at euro 267 million was 20% higher than the first-half 2007 outturn of euro 222 million.

Ireland: Broadly similar levels of non-residential construction combined with continuing infrastructural investment under the National Development Plan failed to compensate for a further sharp decline in residential output. As a result first-half cement volumes declined by approximately 14%, leading to a reduction in our imports of cement and clinker, with steeper declines in residential-oriented readymixed concrete and concrete block. However, good volume increases were achieved in blacktop. Effective cost reduction measures combined with satisfactory mid-single-digit price increases, necessary to recover higher input costs, limited the decline in operating profit to approximately euro 15 million.

Netherlands: Our Benelux cement trading, readymixed concrete and aggregates business, Cementbouw, which, following the buyout of our partners in August 2007, now reports under Europe Materials had a good first half. Its results are included under 2007 acquisitions in the analysis above.

Finland/Baltics: Construction activity in Finland continued at a strong level and profits advanced helped by increases in both cement volumes and prices. However, slower economic growth in Estonia and Latvia impacted demand leaving overall operating profit for the region in line with first half 2007 levels.

Central/Eastern Europe: After a very strong first quarter in Poland, the pace of advance slowed somewhat through the second quarter. Nevertheless good first-half volume growth combined with strong pricing and effective cost control resulted in an uplift in operating profit. The market in Ukraine continued to enjoy strong growth and our cement volumes increased by approximately 20%. Good prices combined with the ongoing benefits from the coal mill commissioned in early 2007, which has reduced dependence on high-priced natural gas, resulted in a significant improvement in profitability. In constant currency terms, operating profit from this region advanced by approximately euro 55 million.

Switzerland: Although first-half cement volumes declined compared with 2007, which had the benefit of demand from a number of large projects, good price improvements were achieved. Our downstream aggregates and readymixed concrete activities experienced generally good activity levels in competitive markets. Operating profit was slightly behind first-half 2007 levels.

Iberia: Spanish readymixed concrete volumes were sharply lower and while further price increases were achieved these failed to recover higher input costs leading to a decline of approximately euro 10 million in operating profit. Spanish cement producer Corporación Uniland, in which CRH has a 26.3% stake, reported slightly lower profits. After a number of difficult years, our Portuguese joint venture Secil benefited from increases in cement volumes and prices in Portugal and from higher exports leading to a good improvement in operating profit.

Eastern Mediterranean: Turkish joint venture Denizli Cement, acquired in April 2007, met expectations. Our 25% Israeli associate reported an improved performance.

Asia: Our Chinese cement operation acquired in February 2007, and our Indian cement joint venture acquired at end-May 2008, had only modest impact on the first-half results.

EUROPE – PRODUCTS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,908	1,826	+82	-17	+73	+58	-32
% change			+4%	-1%	+4%	+3%	-2%
Operating profit*	158	180	-22	-27	+4	+4	-3
% change			-12%	-15%	+2%	+2%	-1%
Margin	8.3%	9.9%
*Operating profit is before profit on disposal of fixed assets

After a good start to the year, overall trading patterns in the second quarter were slower with our UK clay operations being particularly impacted by a sharp slowdown in residential activity and higher input costs. Against this backdrop, first-half operating profit was 12% behind the very strong outcome for the first six months of 2007.

Concrete Products: This group accounts for approximately half of Europe Products' operating profit. Slowing demand in Concrete's Architectural operations (pavers, tiles and blocks) was only partly offset by a higher outcome in Structural operations (floor & wall elements, beams, vaults and drainage products) which benefited from the first-time inclusion of results from 2007 acquisitions Expan in Denmark and Elpreco in Romania. Weaker volumes and more competitive markets contributed to lower Architectural profits in Benelux, France and the UK; however, our activities in Germany and Slovakia delivered good improvements in both sales and operating profit. Structural operations in Benelux and France made good progress. Operating profit in Denmark was flat with a decline in heritage operations as a result of a sharp downturn in housing activity compensated by the initial contribution from Expan. Our new Structural operations in Romania, acquired in December 2007, and in Hungary, acquired earlier this year, both had a satisfactory performance. Overall operating profit was just behind the first-half 2007 level.

Clay Products: UK brick industry volumes were approximately 15% lower than in 2007 impacted by the sharp downturn in UK housing activity. With a more than doubling of the unit cost for natural gas, only modest price increases and rationalisation costs associated with the closure of the Tannochside brick factory, Ibstock’s operating profit fell by approximately 50% in local currency terms. The combined outcome for Mainland European operations in the Netherlands, Germany and Poland was similar to 2007. At constant exchange rates overall profits declined by approximately euro 15 million.

Building Products: The Building Products Group comprises three broad product segments: Construction Accessories, Insulation and the Building Envelope businesses which comprise Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA). Construction Accessories, enlarged through the acquisition of Ancon earlier this year, outperformed with very favourable trading as a result of good demand across this mainly non-residential-oriented business. Our Insulation business experienced declining volumes in competitive markets and operating profit fell back following a strong recovery in the first half of 2007. Within the Building Envelope segment, our F&S business made good progress in heritage operations enhanced by satisfactory contributions from 2007 acquisitions while D&V operations matched 2007 operating profit despite lower turnover; our RSA business suffered from a weak start due to inclement weather in earlier months. Overall operating profit in Building Products was similar to 2007 levels.

Cementbouw: The elimination of Europe Products' 45% share of Cementbouw’s first-half 2007 sales and operating profit is netted against the impact of 2007 acquisitions in the table above, while the inclusion of 100% of first-half 2008 sales and operating profit is included under 2007 acquisitions in the analysis of Europe Materials results on page 3.

EUROPE – DISTRIBUTION

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,805	1,559	+246	-38	+261	+18	+5
% change			+16%	-2%	+17%	+1%	-
Operating profit*	90	93	-3	-12	+7	+2	-
% change			-3%	-13%	+8%	+2%	-
Margin	5.0%	6.0%
*Operating profit is before profit on disposal of fixed assets

Lower activity levels and profitability in our DIY operations in the Benelux due to weakening consumer confidence more than offset the benefits of a generally good first half across our builders merchanting operations, and resulted in a lower operating profit margin compared with 2007. However, with the inclusion of Swiss-based Gétaz Romang for the full period in 2008, operating profit was just below first-half 2007.

Builders Merchants: Our Builders Merchanting activities recorded an organic sales decline of approximately 2%, which compared with 5% growth in the first half of 2007. Operations in the Netherlands delivered improved results in a tougher operating environment while our wholly-owned and joint venture operations in France both maintained 2007 profit levels. The builders merchanting operations of our Bauking joint venture in Germany benefited from acquisitions and delivered an overall improvement in operating margin. Following intensive restructuring efforts, our Austrian operations delivered a modest operating profit advance despite lower sales levels. While our Swiss operations benefited from the inclusion of Gétaz Romang (acquired in May 2007) for the full six months, weak trading in June left first- half Swiss operating profit in line with 2007. Overall, operating profit improved due to acquisition contributions.

DIY: Underlying sales in Benelux DIY operations declined by 1% in contrast to the 8% increase recorded in first half 2007. Promotional campaigns and discounts to counteract weak consumer confidence impacted margins with a resultant decline in profitability. Bauking's DIY activities in Germany performed well but results from our Portuguese and Spanish operations declined.

AMERICAS – MATERIALS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,874	2,181	-307	-222	+182	+20	-287
% change			-14%	-10%	+8%	+1%	-13%
Operating profit*	31	66	-35	-27	-	+1	-9
% change			-53%	-41%	-	+1%	-13%
Margin	1.7%	3.0%
*Operating profit is before profit on disposal of fixed assets

Our Americas Materials operations continued to achieve the further strong price increases necessary to recover higher input costs with average first-half price increases of 11% for aggregates, 12% for asphalt and 4% for readymixed concrete. However, as in recent years, these price increases have resulted in associated declines in like-for-like volumes against a backdrop of modestly higher highway budgets. These volume effects were exacerbated in the first half of 2008 by exceptionally wet weather in May and June which hampered commencement of the main highway construction season and saw heritage volumes decline by 19% for aggregates, 10% for asphalt and 22% for readymixed concrete. As a result, operating profit in the first half of US$47 million (euro 31 million) was 47% lower in constant currency terms than the equivalent period in 2007 (US$88 million; euro 66 million). Because of the seasonality of our operations first half operating profit typically represents a very small proportion of the full-year outcome.

New England: Improved highway construction activity in Maine together with continuing good levels of activity in Massachusetts more than compensated for slower demand in New Hampshire and Vermont. However, reduced highway spending in Connecticut combined with weaker residential demand for readymixed concrete resulted in a lower first-half operating profit outcome.

New York/New Jersey: A good start in the New York City market and in our Albany and Rochester operations in Upstate New York was offset by slower conditions in New Jersey, where highway contract lettings have lagged 2007. Overall operating profit was in line with last year.

Mid-Atlantic: This region comprises operations in Pennsylvania, Delaware and Michigan. Exceptionally wet weather in May and June combined with weaker markets resulted in a significant reduction in operating results.

Central: This region comprises operations in Ohio, Kentucky, West Virginia, North Carolina, eastern Tennessee and Virginia and includes approximately 20% of APAC’s total operations. Strong highway activity in West Virginia and Kentucky more than compensated for market weakness and adverse weather in Ohio resulting in an increase in operating profit.

West: Severe weather across the region in May and June hampered the start-up of the main highway construction season with our Iowa operations particularly impacted by record rainfalls and severe flooding in June. This, combined with further declines in residential readymixed concrete markets and slower highway contract lettings in the Northwest, contributed to a reduction in operating profit.

APAC: APAC’s Southeast region comprises operations in Alabama, Florida, Georgia and Mississippi. While sales advanced due to the inclusion of CYDI, the largest rail distributor of aggregates in the Southeast US acquired in early September 2007, and the Florida readymixed concrete operations acquired from Cemex at end-November 2007, operating profit declined in a highly competitive market. APAC’s Southwest region, which comprises operations in Arkansas, Missouri, Kansas, western Tennessee, Oklahoma and Texas, delivered a strong increase in operating profit. Overall results were similar to 2007.

AMERICAS – PRODUCTS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,660	1,796	-136	-118	+190	+13	-221
% change			-8%	-7%	+11%	+1%	-13%
Operating profit*	137	180	-43	-36	+13	+2	-22
% change			-24%	-20%	+7%	+1%	-12%
Margin	8.3%	10.0%
*Operating profit is before profit on disposal of fixed assets

The first six months of 2008 have seen much tougher trading conditions than the first half of 2007 with ongoing declines in US residential construction and moderation in non-residential activity. This challenging backdrop resulted in profit declines for our Precast and APG operations, partly offset by improved results from Glass, MMI and South America. First-half US$ operating profit amounted to US$210 million (euro 137 million), a decline of 12% in constant currency terms compared with 2007 (US$239 million or euro 180 million).

Architectural Products Group (APG): APG is the leading North American producer of concrete products for the commercial masonry, professional landscaping and consumer DIY markets. Masonry operations continued to suffer from the decline in US residential construction and from a softening in previously strong levels of commercial activity. Consumer retail activities proved more robust but were also negatively impacted by weaker demand, adverse weather conditions in a number of markets and higher delivery costs. Despite significant reductions in headcount and overhead costs, operating profit was sharply lower.

Precast: This group is a leading manufacturer of precast, prestressed and polymer concrete and concrete pipe. A robust performance in 2007 sustained by continued strength in non-residential construction saw full year operating profit just behind a record 2006. However, a moderation of non-residential demand across all regions particularly in the second quarter combined with increased competition resulted in lower first-half sales and operating profit in 2008 compared with the first six months of 2007.

Glass: With operations in the US and Canada, the Glass group is the largest supplier of high-performance glazing products and services in North America. Despite further declines in residential-related demand, the group’s strong non-residential service-oriented focus enabled it to maintain underlying sales and operating profit against a background of rising input costs and increased competition. This, combined with a very satisfactory first-half performance from Vistawall, the leading vertically-integrated US manufacturer of aluminium glazing systems which was acquired at end-June 2007, resulted in higher sales and operating profit for the Glass group overall.

MMI: MMI is a leading manufacturer and distributor of mainly non-residential-oriented building products in three distinct product segments: construction accessories, wire products and fencing products. Strong management actions to rationalise MMI’s cost structure in response to particularly difficult trading conditions in its residential-focused fencing division, have resulted in a significant improvement in operating profit. These measures combined with strong pricing discipline across all three business segments resulted in a marked improvement in operating profit for MMI as a whole.

South America: Operating profit for our businesses in Argentina and Chile advanced due to a combination of improved underlying performance and positive contributions from acquisitions.

AMERICAS – DISTRIBUTION

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	647	650	-3	-64	+141	+6	-86
% change			-	-10%	+22%	+1%	-13%
Operating profit*	29	30	-1	-7	+10	-	-4
% change			-3%	-23%	+33%	-	-13%
Margin	4.5%	4.6%
*Operating profit is before profit on disposal of fixed assets

Americas Distribution has two divisions which supply specialist contractor groups; Exterior Products (roofing/siding) which now accounts for approximately 55% of annualised sales with Interior Products (wallboard, steel studs and acoustical ceiling systems) accounting for the remaining 45%. Despite a difficult market backdrop first half operating margins were broadly similar to 2007, while operating profit in US$ increased by 10% to US$44 million (euro 29 million) compared with US$40 million (euro 30 million) in 2007.

Roofing/Siding: After a weak start activity levels in this mainly RMI-oriented segment improved steadily through the second quarter. Aided by oil-related inflation in its key products, sales for the first half as a whole were broadly level with 2007. Operating profit improved reflecting benefits from successful management of pricing, sales and overhead.

Interior Products: This segment is more heavily tied to new commercial and new residential construction. Underlying sales declined by over 20% while underlying operating profit fell more sharply despite extensive overhead reduction initiatives. However, a strong initial contribution from the AMS acquisition in the western US, which was completed in November 2007, resulted in higher overall sales and in operating profit similar to 2007.

FINANCE

The substantial development activity completed over the past eighteen months resulted in an increase in net finance costs from euro 150 million in the first half of 2007 to euro 161 million in 2008. EBITDA/net interest cover remains high at 9 times for the twelve months to June 2008, well above the Group’s comfort range of 6 to 6.5 times.

As in prior years, the interim taxation rate of 23% (2007: 24.5%) is an estimate based on the current expected full year taxation rate.

The share repurchase programme announced on 3rd January 2008, which is limited to a maximum of 5% of the 547 million Ordinary Shares in issue at 31st December 2007, is ongoing and to date CRH has repurchased approximately 16.5 million shares, equivalent to 3% of Ordinary Shares in issue at year-end 2007, at an average price of euro 23 per share. In the six months to end-June, 13.9 million shares were repurchased; of this total, approximately 1.4 million shares were subsequently re-issued in satisfaction of share option exercises and employee entitlements under share participation schemes. As a result of the share repurchase programme average shares in issue for the first half of 2008 at 539.1 million declined compared with first-half 2007 (543.2 million).

Net debt at euro 6.56 billion compared with euro 5.45 billion at June 2007, an increase of euro 1.11 billion after a combined spend of euro 3.0 billion on acquisitions and capital expenditure in the twelve-month period.

In April, as part of its ongoing financing strategy, CRH raised Stg£250 million (euro 0.3 billion) through the issuance of Sterling bonds with a seven-year term under the Euro Medium Term Note (EMTN) programme established during 2007. In July the Group raised US$650 million (euro 0.4 billion) through a ten-year bond issue in the US capital markets. The Group continues to assess conditions in the international debt capital markets with a view to further debt issuance at the appropriate time and is committed to maintaining an investment grade credit rating.

OUTLOOK

Since our Interim Trading Statement of 2nd July, we have seen some easing in commodity prices and a strengthening of the US dollar. However, the negative newsflow surrounding economic developments and financial markets has continued and, together with recent international political developments, has added to market risks and uncertainties for the second half of the year.

Since early 2007 we have progressively implemented significant cost reduction measures across our business and this intense emphasis on operational efficiency and commercial delivery is continuing with contingency plans for further measures as required.

Europe Materials has had a positive first half with continuing advances in eastern Europe, together with recovery in Portugal, more than compensating for declines in Ireland and Spain. These broad trends are expected to continue through the remainder of the year and, with the contribution from our Indian joint venture included for the full second half, we currently expect operating profit for this division to show a mid-teen percentage increase on the 2007 outturn of euro 586 million.

In Europe Products, we expect that the slower trends evident through the second quarter will continue and likely intensify through the second half of the year. While the resultant organic declines will be offset somewhat by more significant second-half acquisition contributions, we currently anticipate that full-year operating profit is likely to show a mid-teen percentage decline on the 2007 outturn of euro 308 million.

Europe Distribution faces further challenges from the gradual slowing of Eurozone economic growth in the second half of the year. However, with contributions from acquisitions completed to date in 2008, we expect that the full-year outcome will be broadly similar to last year (2007: euro 212 million).

Overall for Europe, our current expectation, based on recent trading trends and including contributions from acquisitions, is that full-year operating profit will show a low-single-digit percentage increase on the 2007 outturn of euro 1.106 billion.

Americas Materials continues to achieve the further strong price increases necessary to recover higher input costs. However, these price increases are having an increasingly adverse impact on volumes against the backdrop of modestly higher highway budgets. Assuming normal seasonal weather patterns from now until year-end, CRH believes that this Division is likely to report a low-teen percentage decline on the 2007 operating profit outcome of US$781 million.

Americas Products faces further challenges in the second half from the ongoing residential declines and weakening non-residential activity which are particularly affecting APG and Precast activities. Despite significant cost reduction measures and continuing good performances in our Glass, MMI and South American operations, we believe that a high-teen percentage reduction in full-year US$ operating profit for Americas Products is likely (2007: US$466 million).

First-half trading performance for Americas Distribution has exceeded our earlier expectations. With further benefits from effective pricing, sales and overhead management expected in the second half, and contributions from AMS, we currently anticipate that full-year operating profit in US$ for Americas Distribution will show a mid-teen percentage increase compared with the US$96 million reported for 2007.

Overall for the Americas we expect a low-teen percentage decline in full-year operating profit in US$ compared with last year’s US$1.343 billion. At the current projected* full-year 2008 US$/euro exchange rate of 1.51 (2007: 1.3705) this would result in an operating profit decline in euro terms of approximately 20% (2007: euro 0.980 billion).

We currently expect that the combined total for profit on disposals and share of associates after tax profits will be similar to last year (2007: euro 121 million), while net finance costs will be higher.
Based on the projected 2008 average exchange rates (mainly the US$), we expect an adverse translation impact of approximately €60 million on full-year profit before tax.

Following 15 years of consecutive growth and a record performance in 2007, more difficult trading conditions and a weaker US$ will, as previously indicated, result in a lower outcome for 2008. The percentage decline in full year profit before tax is expected to be broadly similar to that reported for the first six months, with a lesser reduction in earnings per share due to the ongoing share buyback and an expected lower percentage tax charge. Against this background, CRH’s geographic, sectoral and product balance, combined with significant cost and commercial initiatives, underpins performance and cash flow.

* Based on year to date average of 1.53 and projected rate of 1.48 for remainder of year.

PRINCIPAL RISKS AND UNCERTAINTIES

Because of the international scope of the Group's operations and the nature of its businesses, there are a number of risks and uncertainties which could have an effect on the Group. These risks have been identified and explained on page 46 of the Group's Annual Report for the year ended 31st December 2007. In addition to those risks, the Group considers that the general weakening of the economies in a number of the Group's major markets in Western Europe and the United States, and the turbulence in global credit markets, pose further risks and uncertainties for the Group's results and operations for the remaining six months of the current year.

CONDENSED GROUP INCOME STATEMENT

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	9,704	9,698	20,992
Cost of sales	(6,896)	(6,868)	(14,715)
Gross profit	2,808	2,830	6,277
Operating costs	(2,096)	(2,059)	(4,191)
Group operating profit	712	771	2,086
Profit on disposal of fixed assets	24	22	57
Profit before finance costs	736	793	2,143
Finance costs	(243)	(229)	(473)
Finance revenue	82	79	170
Group share of associates’ profit after tax	31	27	64
Profit before tax	606	670	1,904
Income tax expense (estimated at interim)	(139)	(164)	(466)
Group profit for the financial period	467	506	1,438

Profit attributable to:
Equity holders of the Company	461	504	1,430
Minority interest	6	2	8
Group profit for the financial period	467	506	1,438

Earnings per Ordinary Share
Basic	85.5c	92.8c	262.7c
Diluted	84.9c	92.0c	260.4c

CONDENSED GROUP BALANCE SHEET

	As at 30th June 2008	As at 30th June 2007	As at 31st December 2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
ASSETS
Non-current assets
Property, plant and equipment	8,435	7,974	8,226
Intangible assets	3,876	3,284	3,692
Investments in associates	581	548	574
Other financial assets	105	98	78
Derivative financial instruments	117	41	124
Deferred income tax assets	330	484	336
Total non-current assets	13,444	12,429	13,030
Current assets
Inventories	2,468	2,368	2,226
Trade and other receivables	3,894	3,930	3,199
Derivative financial instruments	13	7	9
Liquid investments	351	328	318
Cash and cash equivalents	738	741	1,006
Total current assets	7,464	7,374	6,758
Total assets	20,908	19,803	19,788
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	186	186	186
Preference share capital	1	1	1
Share premium account	2,442	2,394	2,420
Treasury Shares and own shares	(321)	(22)	(19)
Other reserves	79	60	70
Foreign currency translation reserve	(785)	(218)	(547)
Retained income	5,879	5,103	5,843
	7,481	7,504	7,954
Minority interest	65	62	66
Total equity	7,546	7,566	8,020
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5,271	5,545	5,928
Derivative financial instruments	100	90	52
Deferred income tax liabilities	1,295	1,401	1,312
Trade and other payables	122	140	141
Retirement benefit obligations	264	47	95
Provisions for liabilities	227	328	248
Capital grants	14	10	11
Total non-current liabilities	7,293	7,561	7,787
Current liabilities
Trade and other payables	3,270	3,323	2,956
Current income tax liabilities	250	283	244
Interest-bearing loans and borrowings	2,333	896	570
Derivative financial instruments	78	36	70
Provisions for liabilities	138	138	141
Total current liabilities	6,069	4,676	3,981
Total liabilities	13,362	12,237	11,768
Total equity and liabilities	20,908	19,803	19,788

CONDENSED GROUP CASH FLOW STATEMENT

Six months ended 30th June			Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Cash flows from operating activities
Profit before tax	606	670	1,904
Finance costs, net	161	150	303
Group share of associates' profit after tax	(31)	(27)	(64)
Profit on disposal of fixed assets	(24)	(22)	(57)
Group operating profit	712	771	2,086
Depreciation charge	371	354	739
Share-based payments expense	13	10	23
Amortisation of intangible assets	21	16	35
Net movement on provisions	(20)	(7)	(49)
(Increase)/decrease in working capital	(594)	(330)	261
Amortisation of capital grants	(2)	(1)	(3)
Other non-cash movements	(4)	7	(2)
Cash generated from operations	497	820	3,090
Interest paid (including finance leases)	(177)	(170)	(352)
Irish corporation tax paid	(7)	-	(18)
Overseas corporation tax paid	(142)	(103)	(370)
Net cash inflow from operating activities	171	547	2,350
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets	61	62	156
Interest received	24	28	64
Capital grants received	4	-	3
Dividends received from associates	31	13	30
	120	103	253
Outflows
Purchase of property, plant and equipment	(560)	(520)	(1,028)
Acquisition of subsidiaries and joint ventures	(652)	(795)	(1,858)
Advances to JVs/associates and purchase of trade investments	(34)	(2)	(40)
Deferred/contingent acquisition consideration paid	(19)	(87)	(107)
	(1,265)	(1,404)	(3,033)
Net cash outflow from investing activities	(1,145)	(1,301)	(2,780)
Cash flows from financing activities
Inflows
Proceeds from issue of shares	-	20	36
Decrease in liquid investments	-	36	29
Increase in interest-bearing loans and borrowings	1,697	1,025	1,481
Increase in finance lease liabilities	-	-	2
	1,697	1,081	1,548
Outflows
Ordinary Shares purchased (Treasury and own shares), net	(317)	(31)	(31)
Increase in liquid investments	(52)	-	-
Repayment of interest-bearing loans and borrowings	(299)	(464)	(753)
Repayment of finance lease liabilities	(5)	(13)	(27)
Net cash movement in derivative financial instruments	(69)	(24)	(113)
Dividends paid to equity holders of the Company	(237)	(150)	(250)
Dividends paid to minority interests	(4)	(2)	(5)
	(983)	(684)	(1,179)
Net cash inflow from financing activities	714	397	369
Change in cash and cash equivalents	(260)	(357)	(61)
Cash and cash equivalents at beginning of period	1,006	1,102	1,102
Translation adjustment	(8)	(4)	(35)
Cash and cash equivalents at end of period	738	741	1,006

CONDENSED GROUP STATEMENT OF
RECOGNISED INCOME AND EXPENSE

Six months ended 30th June			Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m

Items of income/(expense) recognised directly within equity:
Currency translation effects	(238)	(81)	(410)
Actuarial (loss)/gain on defined benefit pension obligations	(181)	225	159
Gains relating to cash flow hedges	7	2	8
Tax on items taken directly to equity	19	(58)	(74)
Net (expense)/income recognised directly within equity	(393)	88	(317)

Group profit for the financial period	467	506	1,438
Total recognised income and expense for the period	74	594	1,121

Equity holders of the company	68	593	1,116
Minority interest	6	1	5
Total recognised income and expense for the period	74	594	1,121

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to Condensed Financial Statements

1     Basis of Preparation and Accounting Policies

The financial information presented in this report has been prepared using accounting policies consistent with International Financial Reporting Standards as adopted by the European Union (IFRS) and in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements in respect of the year ended 31st December 2007.

The accounting policies and methods of computation employed in the preparation of the condensed interim financial statements are the same as those employed in the preparation of the most recent annual financial statements in respect of the year ended 31st December 2007.

2     Translation of Foreign Currencies

     This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December	30th June		31st December
euro 1 =	2008	2007	2007	2008	2007	2007
US Dollar	1.5304	1.3291	1.3705	1.5764	1.3505	1.4721
Pound Sterling	0.7752	0.6746	0.6843	0.7923	0.6740	0.7334
Polish Zloty	3.4901	3.8441	3.7837	3.3513	3.7677	3.5935
Ukrainian Hryvnia	7.5286	6.6955	6.8982	7.1853	6.7997	7.3588
Swiss Franc	1.6065	1.6318	1.6427	1.6056	1.6553	1.6547
Canadian Dollar	1.5401	1.5078	1.4678	1.5942	1.4245	1.4449
Argentine Peso	4.8037	4.1078	4.2718	4.7592	4.1834	4.5948
Israeli Shekel	5.3856	5.5198	5.6270	5.2791	5.7574	5.6201

3     Key Components of Performance for the First Half of 2008

				Analysis of Change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Revenue	9,704	9,698	+6	-489	+1,000	+121	-626
Operating Profit	712	771	-59	-84	+50	+9	-34
Profit on disposals	24	22	+2	+3	-	-	-1
Trading Profit	736	793	-57	-81	+50	+9	-35
Finance Costs, net	-161	-150	-11	+30	-48	-7	+14
Associates	31	27	+4	+4	-	-	-
Profit before tax	606	670	-64	-47	+2	+2	-21
PBT % change v. H1 2007			-10%	-7%			-3%

4     Analysis of Revenue, EBITDA and Operating Profit by Business

	Six months ended 30th June - Unaudited				Year ended 31st December 2007
	2008		2007		Audited
	euro m	%	euro m	%	euro m	%
Revenue
Europe Materials	1,810	18.6	1,686	17.4	3,651	17.4
Europe Products	1,908	19.7	1,826	18.8	3,628	17.3
Europe Distribution	1,805	18.6	1,559	16.1	3,435	16.4
Americas Materials	1,874	19.3	2,181	22.5	5,445	25.9
Americas Products	1,660	17.1	1,796	18.5	3,510	16.7
Americas Distribution	647	6.7	650	6.7	1,323	6.3
	9,704	100	9,698	100	20,992	100
EBITDA*
Europe Materials	352	31.9	298	26.1	746	26.1
Europe Products	236	21.4	255	22.3	461	16.1
Europe Distribution	119	10.8	114	10.0	261	9.1
Americas Materials	158	14.3	192	16.9	834	29.2
Americas Products	199	18.0	242	21.2	468	16.4
Americas Distribution	40	3.6	40	3.5	90	3.1
	1,104	100	1,141	100	2,860	100
Depreciation charge
Europe Materials	85		76		159
Europe Products	72		70		145
Europe Distribution	27		20		46
Americas Materials	126		126		263
Americas Products	54		55		112
Americas Distribution	7		7		14
	371		354		739
Amortisation of intangible assets
Europe Materials	-		-		1
Europe Products	6		5		8
Europe Distribution	2		1		3
Americas Materials	1		-		1
Americas Products	8		7		16
Americas Distribution	4		3		6
	21		16		35
Operating profit*
Europe Materials	267	37.5	222	28.8	586	28.1
Europe Products	158	22.2	180	23.3	308	14.8
Europe Distribution	90	12.6	93	12.1	212	10.2
Americas Materials	31	4.4	66	8.6	570	27.3
Americas Products	137	19.2	180	23.3	340	16.3
Americas Distribution	29	4.1	30	3.9	70	3.3
	712	100	771	100	2,086	100
Profit on disposal of fixed assets
Europe Materials	3		12		29
Europe Products	10		2		11
Europe Distribution	1		-		3
Americas Materials	9		7		11
Americas Products	1		-		2
Americas Distribution	-		1		1
	24		22		57

*     Both EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit exclude profit on disposal of fixed assets.

5     Geographical Analysis of Revenue, EBITDA and Operating Profit

	Six months ended 30th June - Unaudited				Year ended 31st December 2007
	2008		2007		Audited
	euro m	%	euro m	%	euro m	%
Revenue
Ireland*	576	5.9	695	7.2	1,402	6.7
Benelux	1,543	15.9	1,444	14.9	2,918	13.9
Rest of Europe	3,399	35.1	2,933	30.2	6,382	30.4
Americas	4,186	43.1	4,626	47.7	10,290	49.0
	9,704	100	9,698	100	20,992	100
EBITDA**
Ireland*	79	7.2	97	8.5	207	7.2
Benelux	184	16.7	177	15.5	354	12.4
Rest of Europe	444	40.2	393	34.4	905	31.6
Americas	397	35.9	474	41.6	1,394	48.8
	1,104	100	1,141	100	2,860	100
Depreciation charge
Ireland*	23		24		48
Benelux	44		40		82
Rest of Europe	117		102		220
Americas	187		188		389
	371		354		739
Amortisation of intangible assets
Ireland*	-		-		-
Benelux	2		1		2
Rest of Europe	6		5		10
Americas	13		10		23
	21		16		35
Operating profit**
Ireland*	56	7.9	73	9.5	159	7.6
Benelux	138	19.4	136	17.6	270	12.9
Rest of Europe	321	45.0	286	37.1	675	32.4
Americas	197	27.7	276	35.8	982	47.1
	712	100	771	100	2,086	100
Profit on disposal of fixed assets
Ireland*	1		11		26
Benelux	8		3		7
Rest of Europe	5		-		9
Americas	10		8		15
	24		22		57

*     Total island of Ireland.

**     Both EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit exclude profit on disposal of fixed assets.

6     Proportionate Consolidation of Joint Ventures

Six months ended 30th June			Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	533	493	1,076
Cost of sales	(362)	(340)	(734)
Gross profit	171	153	342
Operating costs	(117)	(106)	(229)
Operating profit	54	47	113
Profit on disposal of fixed assets	-	-	-
Profit before finance costs	54	47	113
Finance costs (net)	(6)	(9)	(14)
Profit before tax	48	38	99
Income tax expense	(12)	(11)	(25)
Group profit for the financial period	36	27	74
Depreciation	23	22	43

7     Earnings per Ordinary Share

     The computation of basic, diluted and cash earnings per share is set out below:

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Profit attributable to equity holders of the Company	461	504	1,430
Preference dividends paid	-	-	-
Numerator for basic and diluted earnings per Share	461	504	1,430
Amortisation of intangibles	21	16	35
Depreciation charge	371	354	739
Numerator for cash earnings per Ordinary Share	853	874	2,204

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of shares (millions) in issue	539.1	543.2	544.3
Effect of dilutive potential shares (share options)	3.6	4.6	4.8
Denominator for diluted earnings per Ordinary Share	542.7	547.8	549.1

Earnings per Ordinary Share	euro cent	euro cent	euro cent
- basic	85.5c	92.8c	262.7c
- diluted	84.9c	92.0c	260.4c
Cash earnings per Ordinary Share (i)	158.2c	160.9c	404.9c

(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company’s ability to generate cash from operations.

8 Net Debt

As at 30th June - Unaudited	As at 31st December 2007
2008	2007	Audited
Net debt	euro m	euro m	euro m
Non-current assets Derivative financial instruments	117	41	124
Current assets Derivative financial instruments	13	7	9
Liquid investments	351	328	318
Cash and cash equivalents	738	741	1,006
Non-current liabilities Interest-bearing loans and borrowings	(5,271)	(5,545)	(5,928)
Derivative financial instruments	(100)	(90)	(52)
Current liabilities Interest-bearing loans and borrowings	(2,333)	(896)	(570)
Derivative financial instruments	(78)	(36)	(70)
Total net debt	(6,563)	(5,450)	(5,163)
Group share of joint ventures’ net debt included above	(156)	(276)	(164)
The movement in net debt for the financial period ended 30th June 2008 was as follows:
At 1st January	Cash flow	Acquis-itions	Mark-to-market	Trans-lation	At 30th June
euro m	euro m	euro m	euro m	euro m	euro m
Cash and cash equivalents	1,006	(321)	61	-	(8)	738
Liquid investments	318	52	-	-	(19)	351
Interest-bearing loans and borrowings	(6,498)	(1,393)	(39)	8	318	(7,604)
Derivative financial instruments	11	69	-	8	(136)	(48)
Group net debt - including JVs	(5,163)	(1,593)	22	16	155	(6,563)

Liquidity information - Borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

As at 30th June - Unaudited			As at 31st December 2007
	2008	2007	Audited
	euro m	euro m	euro m
Within one year	493	89	195
Between one and two years	110	1,363	1,282
Between two and five years	23	515	122
After five years	3	-	-
	629	1,967	1,599

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending 30th June and 31st December. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus altering the maturity profile of the Group's debt and the Group's liquidity.

9      Finance Costs, net

     Net finance costs for the financial period were as follows:

	Six months ended 30th June - Unaudited		Year ended 31st December 2007
	2008	2007	Audited
	euro m	euro m	euro m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	148	144	292
Net pensions financing credit	(8)	(8)	(15)
Charge to unwind discount on provisions/deferred consideration	11	16	22
Net charge/(credit) re change in fair value of derivatives	10	(2)	4
Total net finance costs	161	150	303
Group share of joint ventures’ net finance costs included above	6	9	14

10     Summarised Cash Flow

	Six months ended 30th June - Unaudited		Year ended 31st December 2007
	2008	2007	Audited
Inflows	euro m	euro m	euro m
Profit before tax	606	670	1,904
Depreciation	371	354	739
Amortisation of intangibles	21	16	35
Proceeds from disposal of fixed assets	61	62	156
Share issues	22	78	104
	1,081	1,180	2,938
Outflows
Working capital movements	606	329	(227)
Capital expenditure	560	520	1,028
Acquisitions and investments	744	983	2,227
Dividends	259	208	318
Treasury Shares and own shares purchased, net	317	31	31
Tax paid	149	103	388
Other	1	21	81
	2,636	2,195	3,846

Net outflow	(1,555)	(1,015)	(908)
Translation adjustment	155	57	237
Increase in net debt	(1,400)	(958)	(671)

11      Acquisitions

     The principal business combinations completed by each reporting segment during the period ended 30th June 2008, all of which entailed the acquisition of a 100% stake where not otherwise indicated, together with the completion dates, were as follows:

     Europe Materials: India: 45% of My Home Industries (22nd May); Poland: Osielec quarry (4th January); Spain: Moron quarry (4th March); Turkey: (50% joint venture) readymixed concrete assets of Basaran RMC (15th January); United Kingdom: C4 Industries (30th January).

     Europe Products: Belgium: Hela (29th January); China: Goldway Beijing & Sinasia (22nd January); Germany: Hammerl (26th February); Hungary: Ferrobeton (3rd April); Ireland: Concrete Stairs Systems (24th January); The Netherlands: Jonker Beton (15th April); Sweden: Distanssystem (12th May); United Kingdom: SWS (20th March) and Ancon (30th April).

     Europe Distribution: The Netherlands: Imabo Nieuwegein (20th May) and Hagens Bouwmaterialen (28th May); Switzerland: Reco-Regusci (5th May) and Stürm (20th June).

     Americas Materials: Colorado: Valco (22nd January); Idaho: American Paving (16th May); Iowa: Bedrock Ready Mix (13th June); Massachusetts: Kroboth Companies (14th January); Nebraska: Mallard Sand & Gravel (30th January); New York: New Windsor Equipment Rentals and Service (13th June); North Carolina: Western Materials (16th June); Ohio: HP Streicher (18th January); Tennessee: Renfro Construction Company (14th February) and Highland Sand Company (4th April); Utah: Dixie Redi-Mix (7th March) and Holdaway pit (15th April); Virginia: Floyd Asphalt Paving Company (2nd January).

     Americas Products: North America - Florida: Pilot Steel Assets (28th April); Georgia: Southern Drainage Products & Supply (14th April); Kentucky: remaining 50% of Landmark (1st February); Nevada: Tri-Delta (14th April).

     Americas Distribution: North America - Illinois: Tri-State Roofing & Siding Wholesale (3rd March, also Wisconsin); South America - Chile: Comercial Duomo (26th February).

Identifiable net assets acquired (excluding net debt assumed)	Six months ended 30th June - Unaudited		Year ended 31st December
2008		2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Non-current assets
Property, plant and equipment	332	459	999
Intangible assets
- goodwill	290	315	807
- excess of fair value over consideration paid	(6)	-	(4)
- other intangible assets	49	52	132
Investments in associates/other financial assets	2	(7)	(44)
Deferred income tax assets	1	-	18
	668	819	1,908
Current assets
Inventories	63	140	263
Trade and other receivables	113	228	411
	176	368	674
Minority interest	3	(22)	(25)
Non-current liabilities
Deferred income tax liabilities	(60)	(61)	(122)
Retirement benefit obligations	(2)	(14)	(19)
Provisions for liabilities	(1)	(3)	(3)
Capital grants	(2)	-	-
	(65)	(78)	(144)
Current liabilities
Trade and other payables	(65)	(158)	(313)
Current income tax liabilities	(11)	(8)	(6)
Provisions for liabilities	-	(8)	17
Total current liabilities	(76)	(174)	(302)
Total consideration (enterprise value)	706	913	2,111

11      Acquisitions - continued

	Six months ended 30th June - Unaudited		Year ended 31st December
2008		2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Consideration satisfied by:
Cash payments	707	836	1,922
Professional fees incurred	6	7	19
Cash and cash equivalents acquired	(61)	(48)	(83)
Net cash outflow	652	795	1,858
Net debt (other than cash and cash equivalents)
assumed on acquisition:
- non-current interest bearing loans and borrowings	7	92	22
- current interest bearing loans and borrowings	32	7	200
Deferred and contingent acquisition consideration (NPC)	15	19	31
Total consideration (enterprise value)	706	913	2,111

     None of the business combinations completed during the financial period was considered sufficiently material to warrant separate disclosure of the attributable fair values.

     No contingent liabilities were recognised on the business combinations completed during the financial period or the prior financial periods.

     The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group. Intangible assets arising on acquisitions completed during the six months ended 30th June 2008, together with exchange translation, account for the majority of the net increase in intangible assets disclosed in the Condensed Group Balance Sheet on page 12.

     The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination, together with the adjustments made to those carrying values to arrive at the unaudited fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair values
	euro m	euro m	euro m	euro m	euro m
Non-current assets (excluding goodwill)	296	80	1	7	384
Current assets	171	(1)	-	6	176
Non-current liabilities	(57)	(8)	-	-	(65)
Current liabilities	(72)	-	(1)	(3)	(76)
Minority interest	3	-	-	-	3
Identifiable net assets acquired	341	71	-	10	422
Goodwill arising on acquisition	357	(71)	-	(2)	284
Total consideration (enterprise value)	698	-	-	8	706

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure. The total adjustments processed in the first six months of 2008 to the fair values of business combinations undertaken during the 2007 financial year, where those fair values were not readily or practicably determinable as at 31st December 2007, are identified in the column entitled “adjustments to provisional fair values” in the table above.

11      Acquisitions - continued

     The post-acquisition impact of business combinations completed during the period on Group profit for the financial period was as follows:

	Six months ended 30th June - Unaudited		Year ended 31st December
2008		2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	121	212	1,215
Cost of sales	(90)	(149)	(881)
Gross profit	31	63	334
Operating costs	(22)	(44)	(233)
Group operating profit	9	19	101
Profit on disposal of fixed assets	-	-	-
Profit before finance costs	9	19	101
Finance costs (net)	(7)	(7)	(42)
Profit before tax	2	12	59
Income tax expense	(1)	(4)	(18)
Group profit for the financial period	1	8	41

The revenue and profit of the Group for the six months ended 30th June 2008 would not have been materially different than reported on page 11 if the acquisition date for all the business combinations completed during the period had been as of the beginning of that period.

A number of business combinations have been completed subsequent to the balance sheet date, none of which is individually material to the Group.

12     Changes in Share Capital and Reserves

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Total equity at beginning of period	8,020	7,104	7,104
Issue of shares:
- Share option and participation schemes	-	20	36
- Issued in lieu of dividends	22	58	68
Treasury Shares and own shares purchased, net	(317)	(31)	(31)
Share-based payment expense	13	10	23
Dividends	(259)	(208)	(318)
Movement in minority interest	(1)	21	25
Items of income/(expense) recognised directly within equity:
Currency translation effects	(238)	(81)	(410)
Actuarial (loss)/gain on defined benefit pension obligations	(181)	225	159
Gains relating to cash flow hedges	7	2	8
Tax on items taken directly to equity	19	(58)	(74)
Profit for the period attributable to equity holders	461	504	1,430
Total equity at end of period	7,546	7,566	8,020

13     Retirement Benefit Obligations

As disclosed in the Annual Report for the year ended 31st December 2007, the Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns and corporate bond yields and other matters such as updated actuarial valuations conducted during the six-month period.

The financial assumptions employed in the valuation of scheme liabilities for the current and prior interim reporting periods were as follows:

	Six months ended 30th June 2008 - Unaudited
	Eurozone		Britain & NI		Switzerland		United States
	2008	2007	2008	2007	2008	2007	2008	2007
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.25	4.00	4.00	4.50	2.25	2.25	4.50	4.50
- pensions in payment	2.25	2.00	3.25	3.00	1.00	1.50	-	-
Inflation	2.25	2.00	3.00	2.75	1.50	1.50	2.50	2.50
Discount rate	5.75	5.25	6.00	5.50	3.75	3.50	6.75	6.25

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

Six months ended 30th June 2008 - Unaudited
	Assets		Liabilities		Net deficit
	2008	2007	2008	2007	2008	2007
	euro m	euro m	euro m	euro m	euro m	euro m
At 1st January	1,836	1,739	(1,931)	(2,001)	(95)	(262)
Translation adjustment	(30)	(16)	38	18	8	2
Arising on acquisition	10	134	(12)	(148)	(2)	(14)
Employer contributions paid	25	24	-	-	25	24
Employee contributions paid	9	7	(9)	(7)	-	-
Benefit payments	(45)	(40)	45	40	-	-
Actual return on scheme assets	(170)	85	-	-	(170)	85
Change in asset limit adjustment	6	-	-	-	6	-
Current service cost	-	-	(25)	(29)	(25)	(29)
Past service cost	-	-	(1)	(1)	(1)	(1)
Interest cost on scheme liabilities	-	-	(48)	(44)	(48)	(44)
Actuarial gain/(loss) arising on:
- experience variations	-	-	(17)	(9)	(17)	(9)
- changes in assumptions	-	-	55	201	55	201
At 30th June	1,641	1,933	(1,905)	(1,980)	(264)	(47)
Related deferred tax asset (net)					59	35
Net pension liability					(205)	(12)

14     Related Party Transactions

There have been no related party transactions or changes in related party transactions other than those described in the Annual Report in respect of the year ended 31st December 2007 that could have a material impact on the financial position or performance of the Group in the first six months of the 2008 financial year.

Sales to and purchases from associates during the financial period ended 30th June 2008 amounted to euro 8 million (2007: euro 8 million) and euro 248 million (2007: euro 204 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Condensed Group Balance Sheet.

15     Other

	Six months ended 30th June - Unaudited		Year ended 31st December
	2008	2007	2007 - Audited
EBITDA* interest cover (times) - six months to 30th June	6.9x	7.6x	n/a
- rolling 12 months	9.0x	9.2x	9.4x
EBIT** interest cover (times) - six months to 30th June	4.4x	5.1x	n/a
- rolling 12 months	6.5x	6.7x	6.9x
Average shares in issue	539.1m	543.2m	544.3m
Net dividend paid per share (euro cent)	48.0c	38.5c	58.5c
Net dividend declared for the period (euro cent)	20.5c	20.0c	68.0c
Dividend cover (Earnings per share/Dividend declared per share)	4.2x	4.6x	3.9x
Depreciation charge – subsidiaries (euro m)	348	332	696
Depreciation charge – share of joint ventures (euro m)	23	22	43
Amortisation of intangibles – subsidiaries (euro m)	21	16	35
Amortisation of intangibles – share of joint ventures (euro m)	-	-	-
Commitments to purchase property, plant and equipment (euro m)
- Contracted for but not provided in the financial statements	589	434	612
- Authorised by the Directors but not contracted for	490	314	466
Share-based payment expense (euro m)	13	10	23
Market capitalisation at period-end (euro m)	10,017	20,003	13,051
Total equity at period-end (euro m)	7,546	7,566	8,020
Net debt (euro m)	6,563	5,450	5,163
Net debt as a percentage of total equity	87%	72%	64%
Net debt as a percentage of market capitalisation	66%	27%	40%

*      EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

**      EBIT = earnings before interest and tax, excluding profits on disposal

16     Events after the Balance Sheet Date

     There have been no material events subsequent to the end of the interim period (30th June 2008) which would require disclosure in this report.

17      Statutory Accounts

     The financial information presented in this interim report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2007 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

18      Board Approval

     This announcement was approved by the Board of Directors of CRH plc on 25th August 2008.

19      Distribution of Interim Report

This interim report is available on the Group's website www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2008 dividend will be posted to shareholders on Thursday 18th September 2008.

RESPONSIBILITY STATEMENT

We, being the persons responsible within CRH plc, confirm that to the best of our knowledge:

(1)     the condensed unaudited financial statements for the six months ended 30th June 2008, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30th June 2008;

(2)     the interim management report includes a fair review of:

(i)     the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

(ii)     the principal risks and uncertainties for the remaining six months of the financial year;

(iii)     any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

(iv)     any changes in the related parties' transactions described in the 2007 Annual Report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Liam O'Mahony     Chief Executive

Myles Lee      Finance Director and Chief Executive Designate

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  26 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director